[MTM Letterhead]

        March 28, 2007

VIA EDGAR Securities and Exchange Commission 100 F Street, N.E. Washington, DC 20549

Re:	MTM Technologies, Inc. Registration Statement Nos. 333-140357

Dear Sirs and Madams:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, MTM Technologies, Inc. (the “Company”) hereby respectfully requests that the above referenced registration statement (the “Registration Statement”) be declared effective on March 29, 2007, or as soon thereafter as practicable.

The Company acknowledges that:

1.    should the Securities and Exchange Commission (the “Commission”) or the staff of the Securities and Exchange Commission (the “Staff”), acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

2.     the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the accuracy and adequacy of the disclosure in the Registration Statement; and

3.     the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Kindly direct any comments you may have regarding the Registration Statement to John Kohler at (203) 975-3775 or Tammy Fudem (212) 603-2361.

Thank you for your attention to this matter.

MTM TECHNOLOGIES, INC.
By:	/s/ John Kohler
Name: John Kohler Title: Corporate Secretary, Senior VP and General Counsel